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                              Exchange Act - Forms

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   Form 10-C


                Report by Issuer of Securities Quoted on NASDAQ

                          Interdealer Quotation System

                  Filed pursuant to Section 13 or 15(d) of the

                Securities Exchange Act of 1934 and Rule 13a-17

                              or 15d-17 thereunder

                         Nobel Education Dynamics, Inc.
                         ------------------------------
                 (Exact name of issuer as specified in charter)

              1400 N. Providence Road, Suite 3055, Media, PA 19063
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                    (Address of principal executive offices)

Issuer's telephone number, including area code (610)891-8200
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                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.   Title of security  common stock
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2.   Number of shares outstanding before the change  16,283,631 shares of common
                                                     ---------------------------
     stock issued and outstanding as of September 27, 1995
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3.   Number of shares outstanding after the change  4,070,907 as of the
                                                    ----------------------------
     effective date of the reverse stock split
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4.   Effective date of change  September 28, 1995
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5.   Method of change:
     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
     reverse stock split
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     Give brief description of transaction:  The Company effected a one-for-four
                                             -----------------------------------
     reverse stock split of its issued and outstanding common shares.
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                         II.  CHANGE IN NAME OF ISSUER

1.   Name prior to change
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2.   Name after change
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3.   Effective date of charter amendment changing name
                                                       -------------------------

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4.   Date of shareholder approval of change, if required
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Date  October 6, 1995                        /s/ Yvonne DeAngelo
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                                             Yvonne DeAngelo
                                             Controller and Secretary